

Mail Stop 4631

April 28, 2017

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re:** **ATI Modular Technology Corporation**
> **Amendment No. 8 to Registration Statement on Form 10-12G**
> **Filed April 14, 2017**
> **File No. 000-55699**
>
> **Form 10-K for Fiscal Year Ended December 21, 2016**
> **File No. 000-55699**

Dear Mr. Perkins:

We have reviewed your filings and have the following comments.

Amendment 8 to Registration Statement on Form 10-12G filed April 14, 2017

General

1. We note that you did not file on EDGAR a redlined copy of your Form 10 with all changes effected by the amendment clearly marked. In future amendments, please file a copy of the amendment, which clearly and precisely marks all changes. See Item 310 of Regulation S-T.

Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Jiangnan), page 7

2. We note your disclosure elsewhere that the definitive agreement with Jiangnan Industry Zone entered into on December 28, 2016 supersedes the investment and cooperation agreement with the Jiangnan Industry Zone. Please revise to describe the material terms of all agreements with this party and file them as exhibits.

Sales and Support Services Agreement (Yilaime Corporation), page 8

3. Please update amounts paid by Yilaime and accounts receivable outstanding under the Sales and Support Services Agreement.

Management's Discussion and Analysis, page 12

4. Please revise your Management's Discussion and Analysis to cover the periods presented in your financial statements. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

Item 10. Recent Sales of Unregistered Securities., page 26

5. Please update Recent Sales of Unregistered Securities and disclose the total number of common shares outstanding as of the most recent practicable date. Refer to Item 701 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 31

6. The current auditors' report only refers to the balance sheet as of December 31, 2016, and the related statement of operations, stockholders' equity, and cash flows for each of the six months ended December 31, 2016. Please provide an auditors' report pursuant to Rule 2-02 of Regulation S-X which refers to each period for which audited financial statements are required to be provided. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

Statement of Cash Flows, page 35

7. Please provide your statement of cash flows for the year ended June 30, 2016. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

Notes to the Financial Statements
General

8. Please provide complete footnote disclosures for each period presented. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

Note 7. Related Parties Transactions, page 43

9. We note your response to comment 2 of our letter dated February 9, 2017. Please revise your statements of operations to clearly disclose the fact that your current revenues are from your related parties. Please also disclose the amounts of costs incurred to provide

services to these parties. Please also clearly disclose in MD&A as part of your revenues discussion that all of the revenues recorded since inception are related to services agreements with related parties as well as specifically disclose the nature of the relationship between you and the related parties. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

10. We note your response to comment 3 of our letter dated February 9, 2017. In your role as a customer, you receive consideration from your vendor, Yilaime, in exchange for you granting the exclusive and sole right for Yilaime to provide services to you. At the time Yilaime provides services to you, you will be obligated to pay Yilaime 10% of the business they refer to you. ASC 605-50-45-12 indicates that the cash consideration received by you as a customer is presumed to be a reduction of the prices you are being charged as a customer and therefore should be deferred and recognized as a reduction to costs of providing services. We also note that Example 5 of the implementation of the implementation guidance and illustrations to ASC 605-50-45 addresses exclusivity arrangements under this guidance.   Refer to ASC 605-50-55-23 through 55-25.

Pushdown Accounting and Goodwill, page 45

11. We note your response to comments 4 through 6 of our letter dated February 9, 2017. We note the information you provided regarding your company and, more importantly, the fact that you have identified yourself as a shell company. We also note that the transaction for which you recognized goodwill related to the sale of 86% of your common stock. Given the fact that a shell company does not meet the definition of a business, you should not account for this transaction as a business combination. Refer to ASC 805-20-15-4.

Note 6. Stock-Based Compensation, page 42

12. With reference to ASC 718, please tell us supplementally and disclose how you determined the appropriate fair value that should be used to measure the compensation cost for the 10 million shares of common stock granted to your Chief Executive Officer on July 1, 2016. In this regard, we note the high and low bid information for your common shares provided on page 25 as well as that your Chief Executive Officer purchased shares of your common stock on the open market at the average per share price of $1.91 and $.89 between June 13, 2016 and September 13, 2016.

Form 10-K for the Period Ended December 31, 2016

Cover Page

13. Please mark the box signifying that your Form 10-K is a transition report or tell us why you do not believe it is appropriate to do so.

Revenues, page 17

14. You indicate that in fiscal year 2016 AmericaTowne paid the Company $375,000 and Yilaime paid the Company $500,000. Based on your statement of cash flows, it does not appear that these amounts were fully paid. Please revise your disclosures accordingly.

Item 15. Exhibits, Financial Statement Schedules., page 32

15. Please provide the filing dates corresponding to all instruments currently in effect for all exhibits incorporated by reference. See Item 601(b)(3) of Regulation S-K.

16. Please file as exhibits all agreements representing material contracts, such as all cooperative and investment agreements, sales and support agreements and employment agreements, required by Item 601(b)(10) of Regulation S-K.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Anthony R. Paesano, Esq.